

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

Via E-mail
Nelson F. Greene, Esq.
Chief Legal Officer and Secretary
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

> **Re:** **Vantiv, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 18, 2012**
> **File No. 333-177875**

Dear Mr. Greene:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Principal Stockholders, page 8

1. We note your response to comment 11 in our letter dated December 30, 2011. Please also disclose that Advent currently owns an equity interest in WorldPay US, Inc. which is one of your direct competitors, as you do in the second risk factor on page 39.

Voting Rights, page 12

2. We note your response to comment 14 in our letter dated December 30, 2011 and your disclosure that, in the event of a change in control, "Fifth Third will have the right to that full number of votes equal to the number of shares of Class A common stock it would own if it had converted all its Class B units of Vantiv Holding." Please

clarify whether this is in addition to any shares of Class A or Class B common stock that Fifth Third investors may hold in Vantiv, Inc.

Risk Factors, page 19

Risks Related to Our Business, page 19

Unauthorized disclosure of data, whether through cybersecurity breaches . . ., page 20

3. We note your response to comment 20 in our letter dated December 30, 2011. As previously requested, please briefly describe the nature of such security breaches, including how such breaches were resolved.

Dividend Policy, page 52

4. We note your response to comment 26 in our letter dated December 30, 2011. Please also disclose the supermajority voting provisions to which you refer in this section in the second risk factor on page 43, or tell us why such information is not important to an investor's understanding of the restrictions on your ability to declare dividends on your Class A common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Results of Operations, page 67

Year Ended December 31, 2010 Compared to Six Months Ended December 31, 2009 and June 30, 2009, page 71

Six Months Ended December 31, 2009 and June 30, 2009 Compared to Year Ended December 31, 2008, page 75

5. We note your response to comment 29 in our letter dated December 30, 2011 and the revised disclosure. However, we note that you continue to combine predecessor and successor periods' amounts by merely adding them together without the appropriate pro forma adjustments and you label them as "total" and "non-GAAP combined" for certain income statement line items and within the segment results' discussions, respectively. For example, you referred to them as "total revenues" and "total other operating costs, general and administrative expenses and allocated" as part of the operating result discussions. We believe it is inappropriate to combine the predecessor and successor periods' amounts by merely adding them together without the appropriate pro forma adjustments. If you believe there are no pro forma adjustments when arriving at these amounts, please clearly state this fact and revise by properly labeling them as pro forma amounts. Please also note that any pro forma

presentation and discussion to the extent that they are helpful to evaluate your operations should be provided on a supplemental basis in addition to your historical operating result discussions.

Liquidity and Capital Resources, page 79

Cash Flows, page 80

6. We note your response to comment 29 in our letter dated December 30, 2011 and your revised disclosure. We note your continued presentations and discussions of Non-GAAP combined cash flows for the year ended December 31, 2009 by merely combining predecessor and successor periods' historical cash flow amounts. Please note that we believe it is inappropriate to have such discussions and presentations in this section on a combined basis. Please revise to provide your discussions based on historical cash flow amounts and remove any Non-GAAP combined cash flows discussion and presentation. Alternatively, if you believe it is helpful for investors to better understand your liquidity and capital resources, we will not object to a supplemental pro forma cash flow discussion and presentation in addition to your historical cash flow discussions. Your pro forma cash flow amounts should reflect the appropriate pro forma adjustments with disclosures of their nature and calculations, if material.

Contractual Obligations, page 83

7. We note your response to comments 36 and 37 in our letter dated December 30, 2011 and your reliance on the guidance in Item 303(a)(5)(ii)(D) of Regulation S-K and the SEC Financial Reporting Manual Section 9250.4 which suggests material interim changes can be disclosed in the narrative. We note your inclusion of capital lease obligations of $112,000 as of December 31, 2010. However we also note that on August 26, 2011, you entered into various lease agreements for equipment that are classified as capital leases in the amount of $18.7 million. Please explain your basis for excluding these capital leases from your narrative or revise your disclosure to include the capital leases.

Business, page 88

Our Strategy, page 94

8. We note your response to comment 39 in our letter dated December 30, 2011 and your disclosure on page 94 that you plan to grow your business "over the course of the next few years, depending on market conditions." Please indicate that this is the relevant time frame for the development of your business in the other instances in which you disclose your growth plans, such as on page 4 of the Prospectus Summary.

Executive and Director Compensation, page 116

2011 Compensation Determinations, page 121

Base Salary, page 121

9. We note your disclosure that Mr. Heimbouch's 2011 base salary is $444,000.
    However, his base salary is listed as $440,000 in the Summary Compensation table
    on page 125. Please revise or advise.

Annual Cash-Based Incentive Compensation, page 122

10. We note your responses to comments 47 and 48 in our letter dated December 30,
    2011. Please provide additional disclosure regarding the way in which you determine
    the amounts of annual incentive cash compensation awarded to each of your NEOs,
    with a view towards explaining to investors the amount of discretion exercised by the
    compensation committee in determining the amounts of such awards and your basis
    for characterizing the awards as non-equity incentive plan compensation. In doing so,
    please address the following:

    - Please explain how you determine the overall funding amount of your annual
      cash-based incentive plan. In this regard, we note your disclosure on page 117
      that the compensation committee determines the aggregate amount available for
      payouts pursuant to the plan and your disclosure on pages 122 and 123 regarding
      the percentage payouts applicable to certain achievement targets. However, the
      way in which you calculate the overall funding amount of the plan is unclear. If
      the overall funding of the plan is tied to the annual target bonus salary percentages
      disclosed on page 122, please clarify this fact and explain the way in which the
      targets disclosed on page 122 relate to the overall amount of compensation
      available under your annual cash-based incentive plan.

    - Please also provide additional disclosure regarding the way in which the target
      annual bonus salary percentages listed on page 122 translate to the amounts of
      compensation awarded to your NEOs. In this regard, we note that NEOs are
      assigned an annual bonus target opportunity but that you state on page 118 that
      "[t]he actual amount paid out under the annual incentive plan to each executive
      officer . . . is determined by the compensation committee in a discretionary
      manner based on its subjective evaluation of the executive's performance during
      the plan year, without specific weightings or formula." Accordingly, please
      clarify the role (if any) that the annual cash-based incentive target salary
      percentages listed on page 122 have in determining the amount of annual
      incentive based compensation you issue to your NEOs.

- Please elaborate upon the subjective factors used by the compensation committee in determining the amounts paid out pursuant to your annual cash-based incentive plan. Refer to Item 402(b)(1)(v) of Regulation S-K. Further, please provide us with your basis for characterizing the amounts awarded under your annual cash-based incentive compensation plan as non-equity incentive plan compensation, in light of your disclosure on page 118 that the amounts paid out pursuant to this plan are discretionary, subjective and "without specific weightings or a formula." Refer to Regulation S-K Compliance and Disclosure Interpretation 119.02. In this regard, we note that if the amounts awarded to your NEOs pursuant to the plan are wholly discretionary and subjective, it is unclear whether there is a target against which each NEO's compensation will be determined such that a meaningful target has been communicated to the NEO. Refer to Section II.C.1.f of SEC Release No. 33-8732A.

We may have further comment upon reviewing your response.

Employment Agreements and Severance Benefits, page 128

11. We note your response to comment 49 in our letter dated December 30, 2011, however it does not appear that you revised your disclosure as indicated in your response. Please disclose in this section, as you do on page 136, that Vantiv Holding also paid related income taxes of $1.4 million on behalf of Mr. Drucker.

Part II. Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-5

12. We note your response to comment 63 in our letter dated December 30, 2011. The undertaking required by Item 512(a)(5)(ii) of Regulation S-K must be included because you may file a prospectus that includes information that was not omitted in reliance on Securities Act Rule 430A, and such prospectus may be deemed to be part of and included in the registration statement. Refer to Rule 430C(d) under the Securities Act of 1933 and Question 229.01 under our Securities Act Rules Compliance and Disclosure Interpretations. Additionally, you must include the undertaking required by Item 512(a)(6) of Regulation S-K because you qualify as a seller for purposes of Section 12(a)(2) of the Securities Act and because this is an initial distribution of securities. Refer to Rule 159A under the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Alexander D. Lynch, Esq.
        Weil, Gotschal & Manges LLP (via E-mail)